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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. )*

MEGO FINANCIAL CORP.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

585162100

(Cusip Number)

Ross J. Mangano
Oliver Estate, Inc.
112 West Jefferson Boulevard
Suite 613
South Bend, Indiana 46601
Telephone no. 219-232-8213

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 11, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 585162100

1.	Name of Reporting Person: Troon & Co. FEIN 35-6224732		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Indiana

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,750,000(1)

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 1,750,000(1)

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,500,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 37.9% (2)

14.	Type of Reporting Person (See Instructions): PN

(1) Includes 325,000 shares of Common Stock, promissory notes convertible into 175,000 shares of Common Stock, and warrants to purchase a total of 1,250,000 shares of Common Stock.
(2) Based on an aggregate of 6,591,393 outstanding shares of Common Stock as disclosed in the Company’s Form 10-Q dated September 30, 2002.

CUSIP No. 585162100

1.	Name of Reporting Person: Ross J. Mangano		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Indiana

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 61,500(3)

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 61,500(3)

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,500,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 37.9% (4)

14.	Type of Reporting Person (See Instructions): IN

(3) Includes 8,750 shares of Common Stock, promissory notes convertible into 22,000 shares of Common Stock and warrants to purchase 92,250 shares of Common Stock.
(4) Based on an aggregate of 6,591,393 outstanding shares of Common Stock as disclosed in the Company’s Form 10-Q dated September 30, 2002.

CUSIP No. 585162100

1.	Name of Reporting Person: Joseph D. Oliver Trust-GO Cunningham Fund FEIN:36-6010982		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Illinois

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 172,125(5)

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 172,125(5)

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,500,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 37.9%(6)

14.	Type of Reporting Person (See Instructions): OO

(5) Includes 22,813 shares of Common Stock, promissory notes convertible into 63,250 shares of Common Stock and warrants to purchase a total of 86,063 shares of Common Stock.
(6) Based on an aggregate of 6,591,393 outstanding shares of Common Stock as disclosed in the Company’s Form 10-Q dated September 30, 2002

CUSIP No. 585162100

1.	Name of Reporting Person: Joseph D. Oliver Trust-James Oliver II Fund FEIN:36-6010984		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Illinois

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 172,125(7)

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 172,125(7)

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,500,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 37.9% (8)

14.	Type of Reporting Person (See Instructions): OO

(7) Includes 22,813 shares of Common Stock, promissory notes convertible into 63,250 shares of Common Stock and warrants to purchase a total of 86,063 shares of Common Stock.
(8) Based on an aggregate of 6,591,393 outstanding shares of Common Stock as disclosed in the Company’s Form 10-Q dated September 30, 2002.

CUSIP No. 585162100

1.	Name of Reporting Person: Joseph D. Oliver Trust-Joseph D. Oliver Jr. Fund FEIN:36-6010986		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Illinois

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 172,125(9)

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 172,125(9)

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,500,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 37.9% (10)

14.	Type of Reporting Person (See Instructions): OO

(9) Includes 22,812 shares of Common Stock, promissory notes convertible into 63,250 shares of Common Stock and warrants to purchase a total of 86,062 shares of Common Stock.
(10) Based on an aggregate of 6,591,393 outstanding shares of Common Stock as disclosed in the Company’s Form 10-Q dated September 30, 2002.

CUSIP No. 585162100

1.	Name of Reporting Person: Joseph D. Oliver-Susan C. Oliver Fund FEIN:36-6010988		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Illinois

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 172,125(11)

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 172,125(11)

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,500,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 37.9%(12)

14.	Type of Reporting Person (See Instructions): OO

(11) Includes 22,812 shares of Common Stock, promissory notes convertible into 63,250 shares of Common Stock and warrants to purchase a total of 86,062 shares of Common Stock.
(12) Based on an aggregate of 6,591,393 outstanding shares of Common Stock as disclosed in the Company’s Form 10-Q dated September 30, 2002.

ITEM 1. SECURITY AND ISSUER.

     This First Amendment (this “Amendment”) amends the Schedule 13D previously filed by Ross J. Mangano on December 21, 2001 on behalf of the following entities and individuals (collectively referred to herein as the “Filing Group”):

     (i)  Troon & Co., an Indiana general partnership (“Troon”), with respect to shares beneficially owned by it;

     (ii)  the following sub-trusts that compose the Oliver Illinois Trust (collectively “Oliver”):

(A) Bank One Trust Company, N.A., as trustee of Oliver Illinois Trust No. 262-00051-03 (Joseph D. Oliver Trust — James Oliver II Fund) with respect to shares beneficially owned by it;

(B) Bank One Trust Company, N.A., as trustee of Oliver Illinois Trust No. 262-00051-01 (Joseph D. Oliver Trust — GO Cunningham Fund) with respect to shares beneficially owned by it;

(C) Bank One Trust Company, N.A., as trustee of Oliver Illinois Trust No. 262-00051-07 (Joseph D. Oliver — Susan C. Oliver Fund) with respect to shares beneficially owned by it; and

(D) Bank One Trust Company, N.A., as trustee of Oliver Illinois Trust No. 262-00051-05 (Joseph D. Oliver Trust —Joseph D. Oliver, Jr. Fund), with respect to shares beneficially owned by it, and

     (iii)  Ross J. Mangano with respect to shares beneficially owned by him. Mr. Mangano disclaims ownership of any shares of Common Stock owned by Troon and Oliver.

     This Amendment relates to the common stock (the “Common Stock”) of MEGO Financial Corp., a New York corporation (the “Company”). The principal executive offices of the Company are located at 4310 Paradise Road, Las Vegas, Nevada 89109.

     This Amendment reflects the issue to the members of the Filing Group of warrants to purchase the Common Stock of the Company in consideration for the refinancing of certain prior loans from the Filing Group to the Company, which refinancing included the extension of an additional $2,000,000 loan to the Company.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 11, 2003	TROON & CO., an Indiana general partnership

By: /s/ ROSS J. MANGANO Name: Ross J. Mangano Title: Partner

JOSEPH D. OLIVER TRUST — GO CUNNINGHAM FUND, an Illinois trust

By: /s/ ROSS J. MANGANO Name: Ross J. Mangano Title: Trustee

JOSEPH D. OLIVER TRUST — JAMES OLIVER II FUND, an Illinois trust

By: /s/ ROSS J. MANGANO Name: Ross J. Mangano Title: Trustee

JOSEPH D. OLIVER TRUST —JOSEPH D. OLIVER, JR. FUND, an Illinois trust

By: /s/ ROSS J. MANGANO Name: Ross J. Mangano Title: Trustee

JOSEPH D. OLIVER — SUSAN C. OLIVER FUND, an Illinois trust

By: /s/ ROSS J. MANGANO Name: Ross J. Mangano Title: Trustee

/s/ ROSS J. MANGANO Ross J. Mangano